                                                Filed Pursuant to Rule 424(b)(3)
                                       Registration Nos. 333-61264 and 333-63380

                                 MAXIMUS, INC.
                PROSPECTUS SUPPLEMENT NO. 1 DATED JUNE 27, 2001
                                       TO
                         PROSPECTUS DATED JUNE 19, 2001

                              SELLING SHAREHOLDERS

    The following table sets forth certain information regarding the beneficial ownership of our common stock as of June 19, 2001, and as adjusted to reflect the sale of the shares offered hereby, by each selling shareholder. We believe that each person named below has sole voting and investment power with respect to all shares of common stock shown as beneficially owned by such holder, subject to community property laws where applicable, except as noted in the footnotes relating to such holder. The address of each of the selling shareholders is care of MAXIMUS at our principal executive office.

                                                            SHARES OWNED PRIOR                              SHARES OWNED AFTER
                                                            TO THE OFFERING(A)                               THE OFFERING(A)
                                                         ------------------------         SHARES         ------------------------
                                                          NUMBER         PERCENT        OFFERED(B)        NUMBER         PERCENT
                                                         ---------       --------       ----------       ---------       --------
SELLING SHAREHOLDERS:
David V. Mastran..................................       6,554,013(c)      30.3%        1,454,167        5,099,846(c)      22.5%
Raymond B. Ruddy..................................       2,465,787(d)      11.4           681,445        1,712,342(i)       7.6
Lynn P. Davenport.................................         217,875(e)       1.0           108,937          108,938(j)         *
Susan D. Pepin....................................         178,594(f)         *            89,297           89,297(k)         *
Russell A. Beliveau...............................         156,308(g)         *            78,154           78,154(g)         *
Raymond B. Ruddy Charitable Remainder
  Unitrust No. 2..................................          72,000(h)         *            72,000               --            *
Raymond and Marilyn Ruddy Charitable Trust........         216,000            *           216,000               --            *

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*   Percentage is less than 1% of all outstanding shares of our common stock.

(a) Applicable percentage of ownership prior to this offering is based upon 21,620,954 shares of common stock outstanding, which includes 45,840 shares of common stock issued upon exercise of vested stock options by Mr. Davenport (16,303) and Ms. Pepin (29,537). For ownership after completion of this offering, applicable percentage ownership is based on 22,620,954 shares of common stock outstanding, which includes 45,840 shares of common stock issued upon exercise of vested stock options by Mr. Davenport (16,303) and Ms. Pepin (29,537), and assumes no exercise of the underwriters' overallotment option. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes shares with respect to which the person has voting and investment power. The number of shares of common stock deemed beneficially owned by any person includes outstanding shares of common stock held by such person and any shares of common stock issuable upon exercise of stock options held by such person exercisable within 60 days following June 19, 2001.

(b) If the overallotment option is exercised in full, Mr. Ruddy will sell an aggregate of 555,000 additional shares of common stock.

(c) Includes the holdings of (1) Dr. Mastran's spouse, consisting of 62,129 shares and 7,694 shares issuable upon exercise of stock options exercisable within 60 days following June 19, 2001, (2) Dr. Mastran's father, consisting of 1,800 shares, and (3) Mr. Ruddy, consisting of 2,465,787 shares prior to the offering and 1,712,342 shares after the offering, and who is obligated by written agreement to vote such shares in a manner consistent with instructions received from Dr. Mastran until September 30, 2001. Dr. Mastran does not have dispositive power over Mr. Ruddy's shares.

(d) Includes 112,000 shares held by trusts for the benefit of Mr. Ruddy's family members. See footnote (h).

(e) Includes (1) 123,991 shares issuable upon exercise of stock options exercisable within 60 days following June 19, 2001 and (2) 1,250 shares held by Mr. Davenport's son.

(f) Includes 118,834 shares issuable upon exercise of stock options exercisable within 60 days following June 19, 2001. Ms. Pepin is the Deputy Consulting Group President.

(g) Includes (1) 18,006 shares issuable upon exercise of stock options exercisable within 60 days following June 19, 2001 and (2) the holdings of a trust of which Mr. Beliveau and his spouse are the primary beneficiaries, consisting of 137,146 shares prior to the offering and 59,570 shares after the offering.

(h) Consists entirely of shares held by a trust of which Mr. Ruddy is trustee and beneficary. See footnote (d).

(i) Includes 40,000 shares held by a trust for the benefit of Mr. Ruddy's family members.

(j) Includes (1) 107,688 shares issuable upon exercise of stock options exercisable within 60 days following June 19, 2001 and (2) 1,250 shares held by Mr. Davenport's son.

(k) Reflects 89,297 shares issuable upon exercise of stock options exercisable within 60 days following June 19, 2001.

OVERALLOTMENT OPTION

    Raymond B. Ruddy has granted an option to the underwriters to purchase up to an aggregate of 555,000 additional shares of our common stock at the public offering price less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any overallotments. If the underwriters exercise this option, each underwriter will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares of our common stock proportionate to that underwriter's initial amount reflected in the section captioned "Underwriting."